UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-3381

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Pep Boys Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Pep Boys — Manny, Moe & Jack

3111 W. Allegheny Avenue
Philadelphia, PA 19132

Registrant’s telephone number, including area code (215) 430-9000

Notices and communications from the Securities and Exchange Commission relating to this Report should be forwarded to:

Bernard K. McElroy
Vice President — Finance & Treasurer
The Pep Boys — Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

THE PEP BOYS SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Administrative Committee of
The Pep Boys Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Philadelphia, Pennsylvania
June 25, 2015

THE PEP BOYS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(dollar amount in thousands)

	December 31, 2014	December 31, 2013
ASSETS
Investments at fair value	$159,039	$157,607

Receivables:
Participant contribution receivable	—	275
Employer contribution receivable	3,031	2,833
Notes receivable from participants	10,106	10,894
Total receivables	13,137	14,002

Total assets	172,176	171,609

LIABILITIES
Refundable contributions and earnings	234	320

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	171,942	171,289

Adjustment from fair value to contract value for fully benefit-responsive investment contracts in relation to the common collective trusts	(497)	(400)

NET ASSETS AVAILABLE FOR BENEFITS	$171,445	$170,889

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,

(dollar amount in thousands)

	2014	2013
Investment income:
Dividends and interest	$1,084	$826
Mutual fund rebate	281	241
Net appreciation of investments	2,271	21,040
Total investment income	3,636	22,107

Interest income on notes receivable	447	455

Contributions:
Participants	8,279	7,807
Employer	3,033	2,835
Total contributions	11,312	10,642
Total additions	15,395	33,204

Deductions:
Benefits paid to participants	(14,278)	(12,783)
Refundable contributions and earnings	(234)	(320)
Administrative expense	(327)	(243)
Total deductions	(14,839)	(13,346)

NET INCREASE	556	19,858

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	170,889	151,031
End of year	$171,445	$170,889

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

The information in these notes regarding The Pep Boys Savings Plan (the “Plan”) is provided for general purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan was established September 1, 1987. The Plan provides a vehicle for participating employees of The Pep Boys—Manny, Moe & Jack and its subsidiaries (the “Company”), other than The Pep Boys—Manny, Moe & Jack of Puerto Rico, Inc., to increase retirement savings. The Plan is a defined contribution plan structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participation and Eligibility

Through plan year 2013, all employees of the Company who have attained both the age of 21 and completed one year of service as defined by the Plan may join the Plan any time on or after the start of the quarter, which immediately follows the employee’s anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

On October 22, 2013, the Company amended the Plan’s eligibility criteria effective January 1, 2014 permitting employees to participate who have attained the age of 18 years or older and completed the lesser of (1) six consecutive months of employment working at least 500 hours of service and (2) 12 consecutive months and at least 1,000 hours of service.  This amendment also modified the entry date effective January 1, 2014 to be the first day of each calendar month upon satisfying the eligibility.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation as defined by the Plan and up to the Internal Revenue Service (“IRS”) limit. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may at any time elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan. Participants are not required to satisfy the eligibility requirements to complete a rollover.

The Company contributes the lesser of 50% of the first 6% of the participant’s pre-tax contributions or 3% of the participant’s compensation. To be eligible for a Company matching contribution, a participant must be employed on the last day of that plan year (December 31), or have terminated employment due to normal retirement, early retirement or disability prior to the last day of the plan year. The Company’s matching contributions are invested in the same fund(s) and in the same proportion chosen by the participants for their contributions.

Participant contributions to the Plan, up to a maximum of $17,500 during 2014 and 2013, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company’s contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s and Company’s contribution and an allocation of plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Payment of Benefits

Lump sum distributions from the Plan equal to the value of the participants’ vested interest may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Distributions and withdrawals are processed on a daily basis.

Vesting

Participants are fully vested at all times in their accounts.

Forfeited Accounts

In order to be eligible to receive the Company’s matching contribution for a given plan year, unless a participant terminates employment during the plan year as a result of disability or normal or early retirement, the participant must be employed by the Company on the last day of the plan year to which the Company’s matching contribution relates. Matching contributions are immediately fully vested.

For certain prior years, matching contributions were incorrectly credited to participant accounts each payroll period rather than as of the close of the plan year upon eligibility, which resulted in forfeitures for those participants who were not employed on the last day of the applicable plan year. Forfeited matching contributions remained in the Plan and were used to reduce future Company contributions. Under the Company’s current practice, no Company matching contributions are made prior to a participant’s eligibility to receive such matching contribution.

At December 31, 2014 and 2013, forfeited non-vested accounts totaled approximately $48,000 and $50,000, respectively.

Notes Receivable from Participants

Participants whose account value is $1,000 or more may borrow up to 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The $50,000 maximum may be reduced if the participant has another loan within one year of the date that such participant takes out the loan. The maximum duration of a loan is five years unless the loan is used to purchase a primary residence. In such a case, the loan term is permitted for up to a 30 year duration. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans. Interest rates at December 31, 2014 range from 3.25% to 10.0%. Participants may have up to two loans outstanding at any one time and can prepay loans in full at any time. Principal and interest is paid ratably through payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts held in the common collective trusts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Application of Accounting Standards

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification 820. ASU 2015-07 is effective for the Plan years beginning after December 15, 2015 with early adoption permitted. Management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates and assumptions.

Risks and Uncertainties

The Plan provides for investment options in mutual funds, common collective trusts and common stock of the Company held in a stock fund. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 7 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned and are not separately reflected. Therefore, management fees and operating expenses are reflected as a reduction of investment return on such investments.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
(dollar amount in thousands)	2014	2013
Columbia Trust Stable Government I-10 Fund *	$40,556	$45,007
Wells Fargo/Blackrock S&P 500 Index CIT N	30,648	**
The Pep Boys Stock Fund	17,112	21,407
Columbia Small Cap Index Fund K	10,266	10,269
Columbia Trust Large Cap Index Fund C	***	28,187

* Formerly RVST Stable Capital Fund II

** The Wells Fargo/Blackrock S&P 500 Index CIT N was a new investment option in the plan for the year ended December 31, 2014

***The Columbia Trust Large Cap Index Fund C was removed as an investment option from the Plan for the year ended December 31, 2014

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(dollar amounts in thousands)	2014	2013
The Pep Boys Stock Fund	$(3,795)	$4,395
Mutual Funds	1,903	9,129
Common Collective Trusts	4,163	7,516
	$2,271	$21,040

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common collective trusts managed by Wells Fargo & Co. (“Wells Fargo”). Wells Fargo serves as the custodian and recordkeeper of the Plan, and therefore, Plan transactions involving these investment securities qualify as party-in-interest transactions. Additionally, loans to participants qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules of ERISA.

The Plan offers participants Company common stock through the stock fund as an investment option. These transactions qualify as party-in-interest transactions, exempt from prohibited transaction rules of ERISA. The Plan held 1,706,200 and 1,763,311 shares of Company common stock in the stock fund with a current value of $16,755,000 and $21,407,000 as of December 31, 2014 and 2013, respectively.

Prior to October 2014, the Company paid all costs associated with administering the Plan, except loan administration fees and certain investment-related fees. Beginning October 1, 2014 administrative and record keeping costs are paid by charging all participants an annual fee of 0.18% of their respective accounts value. Loan administration fees and certain investment-related fees remained paid for by participants.

Certain administrative functions of the Plan are performed by members of The Pep Boys — Manny, Moe & Jack Plan Benefit Committee (the “Committee”) who are employees of the Company.  No such employee receives compensation from the Plan.

6. TAX STATUS

The IRS has determined and informed the Company by a letter dated April 13, 2012 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the “Code”). Accordingly, the Plan’s related trust is exempt from federal taxation under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Committee believes that the Plan is no longer subject to income tax examinations for years prior to 2011.

7. FAIR VALUE MEASUREMENTS

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. There is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect assumptions about the factors market participants would use in valuing the asset or liability based upon the best information available in the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets or identical or similar assets or liabilities in inactive markets. Level 3 inputs are unobservable inputs for the asset or liability and significant to fair value measurement. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables provide information by level for assets that are measured at fair value at December 31, 2014 and 2013:

	Fair Value at December 31,	Fair Value Measurements Using Inputs Considered as
(dollar amounts in thousands)	2014	Level 1	Level 2	Level 3
Mutual Funds:
Target funds	$30,894	$30,894	$—	$—
Index funds	15,424	15,424	—	—
Foreign funds	5,868	5,868	—	—
Value funds	2,695	2,695	—	—
Growth funds	4,954	4,954	—	—
Bond fund	7,958	7,958	—	—
Common Collective Trusts:
Columbia Trust Stable Government I-10 Fund	40,556	—	40,556	—
Wells Fargo/Blackrock S&P 500 Index CIT	30,648	—	30,648	—
Wells Fargo Stable Return Fund N	2,930	—	2,930	—
The Pep Boys Stock Fund	17,112	—	17,112	—
Total	$159,039	$67,793	$91,246	$—

	Fair Value at December 31,	Fair Value Measurements Using Inputs Considered as
(dollar amounts in thousands)	2013	Level 1	Level 2	Level 3
Mutual Funds:
Target funds	$28,998	$28,998	$—	$—
Index funds	13,576	13,576	—	—
Foreign funds	6,778	6,778	—	—
Value funds	1,850	1,850	—	—
Growth funds	3,575	3,575	—	—
Bond fund	8,229	8,229	—	—
Common Collective Trusts:
RVST Stable Capital Fund II	45,007	—	45,007	—
Columbia Trust Large Cap Index Fund C	28,187	—	28,187	—
The Pep Boys Stock Fund	21,407	—	21,407	—
Total	$157,607	$63,006	$94,601	$—

Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers. The following is a description of the valuation methodologies used for the Plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the plan are deemed to be actively traded. These investments are classified within Level 1 of the fair value hierarchy and include:

•                  Target funds consisting of Fidelity Freedom Funds with successive target retirement dates that provide an age-based investment mix of stocks, bonds and short-term investments. The funds seek high total return until the target retirement dates and high income and capital appreciation thereafter.

•                  Index funds consisting primarily of the Columbia Small Cap Index Fund K whose investment goal is a total return before fees and expenses that corresponds to the total return of the Standard & Poor’s SmallCap 600 index.

•                  Bond funds consisting primarily of the MetWest Total Return Bond Fund which seeks to maximize long-term total return by investing in government and corporate debt securities, mortgage and asset backed securities, money market instruments and derivatives. The Fund can invest up to 20% of net assets in securities below investment grade.

•                  Foreign funds consisting primarily of the Templeton Foreign Fund (Class A) whose investment goal is long-term capital growth by investing at least 80% of its net assets in foreign securities.

•                  Various other growth and value funds whose investment goals are long-term capital growth.

The collective trust funds are valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are classified within Level 2 of the fair value hierarchy and include:

•                  The Columbia Trust Stable Government I-10 Fund whose investment goal is to preserve principal and interest while maximizing income by investing in fixed income securities and bonds, the Wells Fargo/Blackrock S&P 500 Index CIT whose investment goal is to approximate the total return of the S&P 500 Index by investing primarily in securities upon which the index is based and the Wells Fargo Stable Return Fund N whose investment goal is to preserve principal while obtaining a consistent, low volatility return. The trusts are valued at NAV per share and have no unfunded commitments or significant redemption restrictions.

•                  The RVST Stable Capital Fund II was renamed the Columbia Trust Stable Government I-10 Fund effective February 18, 2014.

The Pep Boys Stock Fund is valued based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means. This investment is classified within Level 2 of the fair value hierarchy and includes:

•                  The Pep Boys Stock Fund which is invested in The Pep Boys — Manny, Moe & Jack common stock and the Wells Fargo Advantage Heritage Money Market. This fund gives the participant the opportunity to acquire an ownership interest in the Company. The value of the amounts invested in this fund depends primarily on the price of the common stock at any given time.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8. RECONCILIATION TO THE FORM 5500

Certain items in the Plan’s financial statements are treated differently for tax purposes and reporting under the Plan’s Annual Return/Report of Employee Benefit Plan (“Form 5500”). The following differences exist between financial and tax reporting at or for the years ended December 31, 2014 and 2013:

(dollar amounts in thousands)	Form 5500	Statements of Net Assets and Changes in Net Assets Available for Benefits	Differences
Year ended December 31, 2014
Income	$15,472	$15,395	$77	(a)
Expense	$14,905	$14,839	$66	(b)

At December 31, 2014
Net Assets	$168,502	$171,445	$2,943	(a)(b)

At December 31, 2013
Net Assets	$167,935	$170,889	$2,954	(a)(b)

(dollar amounts in thousands)	Form 5500	Statements of Net Assets and Changes in Net Assets Available for Benefits	Differences
Year ended December 31, 2013
Income	$30,357	$33,204	$2,847	(a)
Expense	$13,114	$13,346	$232	(b)

At December 31, 2013
Net Assets	$167,935	$170,889	$2,954	(a)(b)

At December 31, 2012
Net Assets	$150,693	$151,031	$338	(b)

Notes for differences

(a) contributions receivable

(b) deemed distributions and refundable contributions payable

THE PEP BOYS SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV

LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN #23-0962915, Plan #002
DECEMBER 31, 2014

Identity of Issue		Description	Current Value
*	Columbia Trust Stable Government I-10 Fund	Common Collective Trust	$40,556,025
*	Wells Fargo/Blackrock S&P 500 Index CIT	Common Collective Trust	30,647,817
*	Wells Fargo Stable Return Fund N	Common Collective Trust	2,930,219
*	The Pep Boys Stock Fund	Stock Fund	17,112,079
	PIMCO Total Return Fund (Institutional Shares)	Mutual Fund	66,424
	MetWest Total Return Bond Fund I	Mutual Fund	7,892,032
	Fidelity Freedom 2010 Fund	Mutual Fund	7,893.172
	Fidelity Freedom 2015 Fund	Mutual Fund	832,685
	Fidelity Freedom 2020 Fund	Mutual Fund	6,108,576
	Fidelity Freedom 2025 Fund	Mutual Fund	951,624
	Fidelity Freedom 2030 Fund	Mutual Fund	6,746,794
	Fidelity Freedom 2035 Fund	Mutual Fund	889,027
	Fidelity Freedom 2040 Fund	Mutual Fund	5,472,220
	Fidelity Freedom 2045 Fund	Mutual Fund	501,124
	Fidelity Freedom 2050 Fund	Mutual Fund	1,341,560
	Fidelity Freedom 2055 Fund	Mutual Fund	155,472
	Columbia Small Cap Index Fund K	Mutual Fund	10,265,911
	Templeton Foreign Fund (Class A)	Mutual Fund	4,855,598
	Conestoga Small Cap Fund	Mutual Fund	443,984
	T. Rowe Price Equity Income Fund	Mutual Fund	2,129,260
	Goldman Sachs Mid-Cap Value Fund I	Mutual Fund	2,260,027
	Fidelity Freedom Income Fund	Mutual Fund	328,704
	Goldman Sachs Growth Opportunity I	Mutual Fund	2,085,731
	Vanguard Mid-Cap Index Fund ADM	Mutual Fund	2,699,989
	Mainstay Large Cap Growth I	Mutual Fund	2,424,182
	MFS Inst International Equity Fund	Mutual Fund	1,012,557
	William Blair Small Cap Value I	Mutual Fund	435,407
*	Notes receivable from participants	Interest rates of 3.25% to 10.00%, maturing from 2015-2044	10,106,434
			$169,144,634

Participant directed investments; cost not required to be reported.

*              Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE PEP BOYS SAVINGS PLAN

DATE: June 25, 2015	BY:	/s/ Bernard K. McElroy
Bernard K. McElroy
Member of the Benefits Committee

EXHIBITS INDEX

(23.1)**	Consent of Independent Registered Public Accounting Firm

**           Filed herewith